

April 23, 2014

Via Email
William F. Ruprecht
Chairman, President, and Chief Executive Officer
Sotheby's
1334 York Ave.
New York, NY 10021

> **Re: Sotheby's**
> **Definitive Soliciting Materials filed April 17, 2014 on Schedule 14A**
> **Definitive Proxy Statement filed March 24, 2014 on Schedule 14A**
> **File No. 001-09750**

Dear Mr. Ruprecht:

We have reviewed the above-referenced filings, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Where we reference prior comments, we are referring to our April 10, 2014 letter.

Definitive Soliciting Materials filed April 17, 2014 on Schedule 14A

Committed to Strong Corporate Governance and Shareholder Stewardship, page 9

1.   We note your statement in the first bullet point that "five new independent directors have been added to the Board" since 2011. It appears, however, that two of these five have only been nominated to the board this year, as indicated on page 10, which states that "Sotheby's has nominated five new directors since 2011." Please revise to clarify in a future filing, if true, that five new directors were in fact not "added," or advise.

One-Year Shareholder Rights Plan Designed to Protect All Investors, page 11

2.   Please provide us with the factual foundation, if any, upon which Sotheby's relied in support of making the following statements:

- "Loeb's pattern of disruptive behavior has triggered concerns from clients, staff and business counter parties that are damaging to your Company."

- "We've been informed that Mr. Loeb has asserted to Sotheby's employees and business counterparties that he controls certain key company matters."

In addition, and as noted in prior comment 3, with respect to any matters for which a reasonable factual foundation does not exist, please avoid making future statements about those matters that go beyond the scope of what is supported by the factual foundation.

Definitive Proxy Statement filed March 24, 2014 on Schedule 14A

Questions and Answers About the 2014 Annual Meeting and Related Information

Who pays for the Company's solicitation of proxies?, page 7

3. We noticed that Sotheby's has made nine filings of definitive additional soliciting materials since the definitive proxy statement was filed on March 24, 2014. Item 4(b) of Schedule 14A requires disclosure of costs "in connection with the solicitation," and not just through the point in time at which the definitive proxy statement filing is made. Instruction 1 to this requirement further indicates that such costs include "fees for attorneys…and other costs incidental to the solicitation." The definitive proxy statement represented that the "aggregate expenses related to the Company's solicitation of proxies … are estimated to be approximately $1,400,000," of which $300,000 had already be spent as of the date of that filing and $1,000,000 was estimated to be paid to Morrow & Co. Even though Sotheby's was entitled under Instruction 1 to exclude costs to the extent not "normally expended," please advise us, with a view towards revised disclosure, whether the referenced estimate included all attorney's fees and other costs above the amount normally expended by Sotheby's "in connection with" and "incidental to" its annual meeting solicitation. To the extent the cited disclosure is not or is no longer materially accurate or complete, please amend this disclosure and file a revised definitive proxy statement under the EDGAR header tag DEFR14A. Any revised Schedule 14A also should be marked as Amendment No. 1 and may consist of only the changed page.

    If you have questions or comments please contact Luna Bloom, Staff Attorney, at (202) 551-3194, or in her absence, the undersigned at (202) 551-3266.

                                    Sincerely,

                                    /s/ Nicholas P. Panos

                                    Nicholas P. Panos
                                    Senior Special Counsel
                                    Office of Mergers and Acquisitions

cc: <u>Via Email</u>
        Sabastian V. Niles
        Andrew R. Brownstein
        Wachtell, Lipton, Rosen & Katz